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                                                                  Exhibit (b)(3)

                          NORTHERN INSTITUTIONAL FUNDS
                          (a Delaware statutory trust)

                             By-Law Amendment No. 2
                             Adopted April 27, 2004

                                   Article IV

                                    Trustees

                                      * * *

     Section 2. Trustee Qualification. Except as stated in the next sentence, a Trustee shall retire and cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-two years. A Trustee who also serves as an audit committee financial expert for the Trust shall cease to serve as a Trustee as of the last day of the calendar year in which the Trustee attains the age of seventy-three years.